UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMER
8- 65914

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Longship Alternative Asset Management, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

43 Oyster Bay Road
(No. and Street)

Locust Valley	New York	11560
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Constantinve Baris	(516) 676-7111	conny@longshipllc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Adeptus Partners, LLC
(Name – if individual, state last, first, and middle name)

250 West 54th Street, 9th fl.	New York	NY	10019
(Address)	(City)	(State)	(Zip Code)

01/06/2010	3686
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Robert Stearns, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to Longship Alternative Asset Management, LLC as of 12/31/21, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

[signature]

Signature

CEO

Title

6/14/2022

[signature], NOTARY PUBLIC

Notary Public

ROSS O ANDRUS
Notary Public – State of New York
NO. 01AN6293591
Qualified in Nassau County
My Commission Expires Dec 16,

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Ad3ptus

Adeptus Partners, LLC
Accountants | Advisors
200 Mamaroneck Avenue, Suite 502
White Plains, NY 10601
Phone: 212.758.8050
Fax: 212.826.5037
www.AdeptusCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members' of
Longship Alternative Asset Management, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Longship Alternative Asset Management, LLC as of December 31, 2021, the related statements of operations, changes in members' equity, and cash flows for the year then ended December 31, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Longship Alternative Asset Management, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Longship Alternative Asset Management, LLC's management. Our responsibility is to express an opinion on Longship Alternative Asset Management, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Longship Alternative Asset Management, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules 1 and 2 (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Longship Alternative Asset Management, LLC's financial statements. The supplemental information is the responsibility of Longship Alternative Asset Management, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules 1 and 2 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Adeptus Partners, LLC

We have served as the Company's auditor since 2021.

Ocean, NJ
June 13, 2022

LONGSHIP ALTERNATIVE ASSET MANAGEMENT, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Cash	$	26,130
Accounts Receivable		12,320
Other Assets		54
Total Assets	$	38,504

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accrued Liabilities	$	5,153
Members' Equity		33,351
Total Liabilities and Members' Equity	$	33,351

The accompanying notes are an integral part of these financial statements

LONGSHIP ALTERNATIVE ASSET MANAGEMENT, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2021

Income:	
Consulting Fees	$ 49,124
Expenses	
Travel & Entertainment	2,991
Telephone, Data & Communications	9,250
Professional Fees	27,300
Office Expenses	8,116
Insurance	26,066
Dues & Fees	5,016
Other Expenses	4,407
	83,146
Net Loss	$ (34,022)

The accompanying notes are an integral part of these financial statements

LONGSHIP ALTERNATIVE ASSET MANAGEMENT, LLC
STATEMENT OF CHANGES in MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021

Balance, January 1, 2020	$	40,872
Distributions		(6,500)
Capital contributions		33,000
Net Loss		(34,021)
Balance, December 31, 2020		$33,351

The accompanying notes are an integral aprt of these financial statements

LONGSHIP ALTERNATIVE ASSET MANAGEMENT, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

Cash flows from operating activities:		
Net Loss		$ (34,021)
Adjustments to reconcile net income to net loss used in		
Operating activities:		
Increase in Accounts Receivable	(283)	
Decrease in Other Assets	325	
Decrease in Accrued Liabilities	879	
Total adjustments		921
Net Cash used in operating activities		(33,100)
Cash flows from by financing activities:		
Distributions to member	(6,500)	
Contributions from member	33,000	
PPP Loan forgiveness	9,557	
Net cash provided by financing activities		36,057
Net Decrease in Cash and cash equivalents		2,957
Cash and cash equivalents, beginning		23,173
Cash and cash equivalents, ending		$ 26,130
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Taxes		$ 0
Interest		$ 0

The accompanying notes are an integral of these financial statements

LONGSHIP ALTERNATIVE ASSET MANAGEMENT, LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2021

1. Statement of Significant Accounting Policies:

Organization:

Longship Alternative Asset Management, LLC (A Limited Liability Company) "the Company"was organized under the laws of the state of Delaware and was authorized to do business in New York. The company is registered broker under the Securities and Exchange Commission and became a member of the Financial Industry Regulatory Authority, Inc. formerly the National Associate of Securities Dealers, in October 2003.

The liability of each member is limited to their capital account balance with the company.

Concentration of Risk:

The Company is engaged in various investment and brokerage activities in which counterparties primarily include broker dealers, banks, and other financial institutions. In the event these counterparties do not fulfill their obligations, the company may be exposed to certain risks. The risk of default depends upon the creditworthiness of the counterparties or issuers of the instrument.

The Company maintains accounts with Chase Bank. The balances at times may exceed the federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

The Company had one (1) customer that made up 100% of consulting revenues for the year ended December 31, 2021. Accounts receivable from this customer was $12,320 as of December 31, 2021.

Cash and Cash Equivalents:

Cash equivalents are limited to short term, highly liquid investments that are both readily convertible to known amounts of cash and of an original maturity of three months or less.

Property and Equipment:

Property and equipment are stated at cost, less accumulated depreciation. Repairs and maintenance charges, which do not increase the useful lives of assets, are charged to income as incurred. Depreciation expense for the year ended December 31, 2021 was $-0-.

1. Statement of Significant Accounting Policies (continued):

Use of Estimates:

Management uses estimates and assumptions in preparing the financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from these estimates.

Income taxes:

The Company is taxed as a partnership for income tax purposes. No provision for federal and state income taxes is made in these financial statements as these taxes are the responsibilities of the members.

Revenue Recognition:

The Company provides advisory services on mergers and acquisitions. Revenue for the advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing the revenue are reflected as contract liabilities (deferred revenue in the accompanying statement of financial condition).

2. Property and Equipment

Computer Equipment	$	11,804
Office Equipment		1,491
		13,295
Less: Accumulated depreciation		13,295
	$	-0-

3. Net Capital Requirements:

Longship Alternative Asset Management, LLC (A Limited Liability Company) is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, Longship Alternative Asset Management, LLC (A Limited Liability Company) had net capital of $20,977 after adjustments for non-allowable assets, which was $15,977 in excess of its required net capital of $5,000. Longship Alternative Asset Management, LLC (A Limited Liability Company)'s net capital ratio was 5.07% to 1.

4. Financial Instruments with Off-Balance Sheet Credit Risk:

As a broker dealer, Longship Alternative Asset Management, LLC (A Limited Liability Company) is engaged by third party companies to market private placement securities on their behalf. These securities are exempt from registration with the Securities and Exchange Commission under Section4(2)-Rule D, No. 506 of the Securities Act.

5. Commitments and Contingencies:

The Company has no significant contingent liabilities requiring disclosure in the financial statements.

6. Related Party Transactions:

Robert Stearns an owner of the Company and the owner of Volsung Capital, Inc. (Volsung). During 2021 Volsung was paid $19,800 for marketing services.

7. Subsequent Events:

Subsequent events were evaluated through June 13, 2022 which is the date of the financial statements were available to be issued and there were no subsequent events requiring adjustment to or disclosures in the financial statements.

LONGSHIP ALTERNATIVE ASSET MANAGEMENT, LLC

(A LIMITED LIABILITY COMPANY)

COMPUTATION OF NET CAPITAL UNDER S.E.C RULE 15C3-1

DECEMBER 31, 2021

Computation of net capital	
Members' Equity	$ 33,351
Less non-allowable assets:	
Accounts Receivable	(12,320)
Other Assets	(54)
Net Capital	20,977
Minimum net capital requirement - the greater of $5,000 or 6-2/3% of aggregate indebtedness	5,000
Excess net capital	$ 15,977
Computation of aggregate indebtedness	
Total A.I. liabilities	$ 4,275
Percentage of aggregate indebtedness to net capital	20.38%

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part IIA filing as of December 31, 2021

The accompanying notes are an integral part of these financial statements

Ad3ptus

Adeptus Partners, LLC
Accountants | Advisors
200 Mamaroneck Avenue, Suite 502
White Plains, NY 10601
Phone: 212.758.8050
Fax: 212.826.5037
www.AdeptusCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members' of
Longship Alternative Asset Management, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Longship Alternative Asset Management, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Longship Alternative Asset Management, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) provisions) and (2) Longship Alternative Asset Management, LLC stated that Longship Alternative Asset Management, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Longship Alternative Asset Management, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Longship Alternative Asset Management, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Adeptus Partners, LLC

Ocean, NJ
June 13, 2022

LONGSHIP ALTERNATIVE ASSET MANAGEMENT, LLC
(A LIMITED LIABILITY COMPANY)
EXEMPTION REPORT
DECEMBER 31, 2021

Longship Alternative Asset Management, LLC (The LLC) asserts, to its best knowledge and belief, the following:

1. **The LLC claims an exemption from §240.15c3-3 under section (k)(2)(i)**
2. **The LLC met such exemption provision in §240.15c3-3 (k)(2)(i) throughout the most recent fiscal year without exception.**

Signature: ______________________

Robert Stearns